601 Lexington Avenue
New York, New York 10022
Joshua N. Korff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com
October 26, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Mr. John Reynolds Ms. Pamela Howell Mr. Dana Brown

Re:	rue21, inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 13, 2009 File No. 333-161850
Dear Messrs. Reynolds and Brown and Ms. Howell:
     This letter is being furnished on behalf of rue21, inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2009 to Mr. Robert N. Fisch, President and Chief Executive Officer of the Company, with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-161850) (the “Registration Statement”) that was filed with the Commission on October 13, 2009.
     The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.
     In addition, on behalf of the Company, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2,

U.S. Securities and Exchange Commission
Division of Corporation Finance

except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the initial filing of the Registration Statement.
General
1.	Prior to effectiveness, please have a NASDAQ Global Select Market representative call the staff to confirm that your securities have been approved for listing.
     Response: We respectfully advise the Staff that the Company will have a representative from The NASDAQ Global Select Market call the Staff to confirm that the Company’s securities have been approved for listing prior to effectiveness of the Registration Statement.
Recent Developments, page 3
2.	It appears that you have provided incomplete disclosure surrounding your expected increase in net sales and comparable store sales for the thirteen weeks ended October 31, 2009. Considering the fact that this thirteen week period ended October 31, 2009 has not occurred to date, please provide a detailed discussion of the basis for including such information, whether you expect to complete this disclosure with estimated or final amounts and whether you expect to provide financial statements within the registration statement for this applicable period. We may have further comments based upon review of your response.
     Response: We respectfully advise the Staff that the Company will revise the disclosure on page 3 to include the actual increase in net sales and comparable store sales for the thirteen weeks ended October 31, 2009 by filing a subsequent amendment to the Registration Statement before printing preliminary prospectuses and beginning the road show. In addition, we respectfully advise the Staff that the Company will not include additional financial statements within the Registration Statement for the thirteen weeks ended October 31, 2009.
Risk Factors, page 8
3.	We note the disclosure in the last risk factor on page 23 that you do not intend to elect to be treated as a controlled company. Please revise to indicate whether you will or will not make such election.

U.S. Securities and Exchange Commission
Division of Corporation Finance

     Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 to clarify that the Company will elect to be treated as a controlled company within the meaning of The NASDAQ Stock Market rules.
Management’s Discussion and Analysis
Liquidity and Capital Resources
Operating Activities, page 45
4.	We note your response to our prior comment 14 and the related revisions to your filing. However, it does not appear that you have provided disclosure explaining management’s process for estimating appropriate inventory levels in the context of managing your capital position or plans to sell the inventory currently on hand considering the current and expected economic environment. Please clarify or revise.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 46. In addition, we respectfully advise the Staff that the Company believes, based upon its historical internal reports and management’s projections, that its business model of fashion-at-a-value is being well received by its customers in the current economic environment, which is driving quarterly and annual sales growth. Fiscally prudent forecasting of sales growth and conservative inventory planning have ensured above forecast inventory turnover with below forecast markdowns or discounting. The Company has managed these trends, which has improved its working capital position from August 2, 2008 to August 1, 2009. The Company anticipates applying similar planning techniques in an environment of decreasing sales, which would require the Company to lower inventory purchases to support a similar level of turnover. The Company’s sourcing model does not involve long lead times usually associated with imported merchandise because the Company takes ownership of the purchased merchandise after the United States customs process. The Company’s suppliers and vendors are responsible for all foreign manufacturing and United States importation costs and risks.
Critical Accounting Policies
Inventory Valuation, page 49
5.	We note your response to our prior comment 45. Our prior comment will be partially re-issued as your revised disclosure does not fully address our comment. Please revise your critical accounting policies to describe the factors that affect management’s determination of merchandise inventory levels. Your revised

U.S. Securities and Exchange Commission
Division of Corporation Finance

disclosure should include a discussion of how inventory in the distribution channel and the introduction of new products affect the process for determining appropriate inventory levels.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 49 and 50 relating to its inventory valuation critical accounting policy to further describe the factors that affect management’s determination of merchandise inventory levels. In addition, we respectfully advise the Staff that, unlike many apparel retailers, the Company does not directly import any of its merchandise. Ownership for both legal and accounting purposes does not transfer to the Company until after the importer or vendor directs the merchandise through the United States customs process. Once the merchandise has cleared the United States customs process, the Company obtains ownership of the merchandise and immediately ships the merchandise to its distribution facility. As a result, the Company’s distribution channel from ownership to physical receipt of the merchandise at its distribution facility is generally less than one week.
     We respectfully advise the Staff that the Company also establishes a total company prospective sales trend for the upcoming sales period, which is driven by historical sales performance, plus adjustments for store growth and known changes in future events that will impact sales compared to historical performance. In addition, the Company’s merchandise planning and buying teams develop a sales forecast for the upcoming sales period that incorporates quantitative and qualitative assessments regarding sales potential. The resulting sales forecast is then compared to the sales trend forecast developed and a reconciliation is performed. The objective is to align the company sales trend goal to the merchandise plans. Once the sales plans are aligned, inventory levels are determined based on historical relationships between sales and inventory. On a frequent periodic basis, the Company reassesses its trends and performance and makes revisions to its plans accordingly.
Share-Based Compensation, page 50
6.	We noted that the options granted from August 2006 through August 2007 and July 2009 through August 2009 have an exercise price equal to the fair value of the common stock on the date of grant. We also note that the options issued from January 2008 through March of 2009 have an exercise price of $8.00 which is significantly in excess of the fair value of the common stock at the date of grant. Please provide a detailed discussion of the factors that were considered in determining this exercise price considering that the fair value of your common stock was $1.79 — $2.80 per share during this period. Your analysis should include discussion of how the annual valuation study of your common stock and the discussions with the underwriters regarding an initial public offering were taken into account in determining the exercise price of these stock options.
     Response: We respectfully advise the Staff that, beginning in August 2006, the Company obtained the services of an independent valuation consultant to assist in performing a valuation of its common stock. The results of each valuation were used to determine the exercise price of the respective grant of stock options until January 2008. In January 2008, the Company’s majority stockholders, funds advised by Apax Partners, directed the Company’s board of directors to establish $8.00 as the exercise price for the grant of stock options on January 4, 2008 and any future equity incentive grants. Based upon discussions with the majority stockholders, the majority stockholders believed that future grants of stock options were to be considered long-

U.S. Securities and Exchange Commission
Division of Corporation Finance

term incentives and management should be incentivized to grow the value of the Company’s stock as prudently and rapidly as possible, which under the valuation methods and forecasts provided by the Company at that time would have taken three to five years to reach such valuation. Based upon the most recent valuation report at that time, the $8.00 exercise price was not dilutive to the majority stockholders and would not be so for the foreseeable future.
     In March 2008, the Company held initial meetings with certain of the underwriters that were exploratory in nature. The estimated valuations discussed during this period were based upon various preliminary assumptions by the underwriters such as the Company’s willingness to pursue a public offering, the Company’s ability to be a public company in terms of corporate infrastructure, management, and governance, including its ability to comply with the internal control over financial reporting provisions of Section 404 of the Sarbanes-Oxley Act of 2002. Other factors not accounted for in these discussions included the financial scale and capital strength of the Company. Negotiations were in the initial stages for our senior secured facility, the proceeds of which were used to retire existing expiring debt agreements. The Company's balance sheet was improving, but stockholders' equity had moved from a retained deficit to retained earnings as recent as August 1, 2007 and as of March 1, 2008, the Company’s stockholders' equity was $5.8 million and total liabilities were $101.9 million, including $27.0 million in long-term debt.
7.	We reviewed your response to our prior comment 19 noting your analysis pertains to only those stock options issued in July and August of 2009. Considering the fact that discussions about an initial public offering were initiated with the underwriters in the spring of 2008, please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values for this entire period. Your response should identify all material positive and negative events occurring during these periods which could reasonably contribute to variances in fair value or your basis for not considering the issuances during this period. In addition, please provide management’s assessment of these events in the context of the overall trend in the fair value of your common stock.
     Response: We respectfully advise the Staff that the Company has experienced sales growth rates ranging from 19.6% to 40.7% over its most recent ten fiscal quarters and, in each quarter, results have exceeded internal operating budgets and all forecasts published to all parties. As the performance of valuations rely heavily on forecasted financial results, the valuations produced results that have been inherently less than what would have been calculated in any period on a retrospective basis.
     In addition, we respectfully advise the Staff that, in performing the valuations as of August 2, 2008 and August 1, 2009, the Company concluded that the following factors resulted in the fair value of the Company’s common stock increasing from $2.80 per share to $11.80 per share:
•	Substantially Enhanced Balance Sheet and Financial Condition of the Company. When comparing the financial condition of the Company as of the August 1, 2009 to

U.S. Securities and Exchange Commission
Division of Corporation Finance

the financial condition as of August 2, 2008, the Company was an additional year further from its emergence from bankruptcy in March 2003. As such, the Company’s balance sheet and financial strength, and therefore investors’ confidence in the Company, had improved substantially. The fiscal year that included August 2, 2008 was the first fiscal year that the Company began its fiscal year with positive net worth since prior to 2002. The substantially improved financial strength of the Company from August 2, 2008 to August 1, 2009 was further evidenced by the Company having increased stockholders’ equity from $11.9 million to $27.1 million, with its net worth forecasted to increase to approximately $50 million.
•	Substantially Enhanced Financial Expectations of the Company. From August 2, 2008 to August 1, 2009, important factors contributing to investors’ determinations of fair market value, specifically store growth, analyses of comparable store sales growth, overall sales growth, and operating income results, improved substantially. As of August 1, 2009, the Company had 102, or 25%, more stores opened than as of August 2, 2008, and based upon its probability assessments it forecasted that it would have between approximately 105 and 130 more stores opened as of each of the five succeeding year-ends than it did as of August 2, 2008.
•	Substantially Increased Investor Confidence in Company’s Ability to Achieve Forecasted Financial Results. As of the August 1, 2009 valuation date, the Company had demonstrated its ability to achieve or exceed the results it had forecasted, in terms of revenues, margins, store growth, same store revenue growth, and other important matrices for seven consecutive years. The Company’s discernible trend of meeting or exceeding its forecasts created an environment where investors placed substantially greater confidence in its ability to achieve not only the growth it forecasted for the years succeeding the August 1, 2009 valuation date, but also its ability to successfully pursue a public offering approximately fifteen weeks thereafter, with potential, but less than likely, delays if the conditions affecting the initial public offering market unexpectedly deteriorated.
•	Optimism Regarding Market Opportunity. Consistent with Financial Accounting Standards Board Concept Statement No. 7: “Using Cash Flow Information and Present Value in Accounting Measurements,” when an entity anticipates that different results could be achieved as of a valuation date, it is appropriate to make probability assessments necessary to prepare a single probability weighted forecast of its cash flows. As of the August 2, 2008 valuation date, the Company assigned a 50% probability that its financial results would reflect a base case scenario, with equal probabilities that it would achieve either a downside or upside scenario. However, as of the August 1, 2009 valuation date, because of its demonstrated ability to achieve or

U.S. Securities and Exchange Commission
Division of Corporation Finance

exceed its base case forecast, the Company did not give any consideration to a downside scenario, with the only differences between financial scenarios relating to the time period within which the costs associated with compliance with Section 404 of the Sarbanes-Oxley Act and fees and expenses associated with the initial public offering would be incurred when estimating probability weighted cash flows. The improved investor confidence in the forecasted results resulted in an increase in value.
•	Substantially Enhanced Marketability and Liquidity of the Company’s Stock. As of both the August 2, 2008 and August 1, 2009 valuation dates, the Company’s stockholders had very limited liquidity options for their shares. As of the August 1, 2009 valuation date, the Company believed it was more likely than not that it would pursue an initial public offering within fifteen weeks. However, as of August 2, 2008, while the Company’s long-term plans included the possibility of pursuing an initial public offering, such a plan had not been formalized and the time period for an initial public offering was estimated to be up to 24 months from that date. The significantly greater risks associated with such a proposition adversely affected the fair market value of the Company and its stock as of August 2, 2008.
•	Improved Acceptance in Capital Markets. As of the August 2, 2008, based on our operating history, proximity to having emerged from bankruptcy, and our stage of growth, the valuation reflected the assessment that investors would place weight only on historical earnings multiples. Based on a consideration of the following factors, it was determined that investors would place confidence in both historical and forecasted valuation multiples to estimate the value of the Company and its common stock as of August 1, 2009:
•	the Company’s discernible, demonstrated history of successfully meeting or exceeding the results we forecast;

•	the importance that investors were placing on forecasted future earnings;

•	the belief that the Company was closer to an initial public offering; and

•	the expectation that a significant portion of the shares issued in an initial public offering would be purchased by institutional investors, who were expected to place weight on forecasted multiples of earnings.
Additionally, based on the manner by which the aforementioned factors were expected to impact investor behavior, a broader range of high growth apparel retailers were included in the peer group of comparable companies. The consideration of a

U.S. Securities and Exchange Commission
Division of Corporation Finance

broader group of high growth retailers in the peer group of comparable companies, combined with the relevance of using forecasted earnings multiples to value the Company as of August 1, 2009, resulted in a significant increase in our value from 2008 to 2009.
•	Expanded Depth and Strength of Management. Since August 2008, the Company filled the position of Senior Vice President of Allocation and Planning as well as Director of Planning. These two members of senior management enabled the Company to formalize its planning and allocation systems and procedures and, along with additional information technology support, have and continue to provide sponsorship for future enhancements to the Company’s planning and allocation systems. In addition, the Company filled the position of Director of Risk and Compliance in the last year. The Director of Risk and Compliance, together with external resources, has and continues to prepare the Company for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
Business, page 54
8. Please discuss in greater detail the reasons why you sought bankruptcy protection.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 56 to provide additional disclosure of the reasons why the Company sought bankruptcy protection in 2002.
9.	We note your response to comment 27 of our letter dated October 8, 2009. Please disclose your competitive position relative to large value retailers. Also discuss the competition you face from department stores and other retail stores, competitive position, principal methods of competition and positive and negative factors pertaining to your competitive position. We note that 49% of your stores are located either in regional malls or outlet centers. Discuss competition in the context of both “small markets” and “middle markets.” Additionally, revise the “Flexible Real Estate” discussion on page 55 to disclose the competition you face from department stores. Lastly, given your growth plans, it appears you may face additional competitive pressures as you open additional stores. Please discuss.
      Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 56 and 64.
10.	You state on page 64 that you experience higher revenues in the third and fourth quarters. However, the table on page 44 indicates that your revenues and net income are highest in the second and fourth quarters. Please reconcile.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 65 to indicate that the Company experiences higher revenues in the second half of the fiscal year.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Corporate Governance, page 65
11.	We note your response to comment 28 of our letter dated October 8, 2009 and that you do not currently intend to rely on the controlled company exemptions. Please disclose the definition of independence that you use for determining if a majority of the board of directors is independent, and the definition of independence that you use for determining if members of a specific committee of the board of directors are independent. Additionally, please identify each director that is independent in accordance with the introductory paragraph to Item 407(a) of Regulation S-K.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 68 to disclose that the Company uses the definition of independence as set forth in The NASDAQ Stock Market rules and has identified each director that the board of directors has determined is independent under The NASDAQ Stock Market rules.
Executive Compensation, page 69
12.	We note your response to comment 29 of our letter dated October 8, 2009 and your disclosure regarding the fixed and variable components of compensation, and we reissue in part. Please discuss the policies for allocating between long-term and currently paid out compensation and the policies for allocating between cash and non-cash compensation.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 74 to further describe its policies for allocating between long-term and currently paid out compensation and its policies for allocating between cash and non-cash compensation.
13.	We reissue comment 32 of our letter dated October 8, 2009. In the first paragraph under the “Bonus” section you state that cash bonuses reward achievement of both corporate and individual performance objectives. You discuss Adjusted EBITDA performance objectives. Please also discuss the individual performance objectives to which you refer.

U.S. Securities and Exchange Commission
Division of Corporation Finance

     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page [73] to further describe the individual performance objectives used in determining cash bonuses.
14.	We reissue comment 33 of our letter dated October 8, 2009. You state at the top of page 73 that “[t]he corporate performance during each of the three performance periods is compared separately to the different target amounts.” The table on page 74 appears to be limited to the Fiscal Year target based on your statement that “[the] following table shows the target bonus pool amounts for each of our named executive officers for different levels of achievement of the Adjusted EBITDA target of $31.1 million.” Please provide similar tables for the Spring and Fall Season EBITDA Targets, or advise,
     Response: Based upon the Staff’s comment, the Company has revised the disclosure relating to the table on page 76 to provide the target bonus pool amounts for each of the Spring and Fall selling seasons as well as the fiscal year. We respectfully advise the Staff that each of the Spring and Fall selling season target bonus pool amounts is designed to be completely linear. For example, if the fiscal year Adjusted EBITDA target was set at a certain percentage increase in Adjusted EBITDA from the prior fiscal year, then both the Spring and Fall selling season target bonus pool amounts would have the same target level and bonus payout opportunity. As disclosed on page 76, each of our Spring and Fall selling seasons carried a weight of 25% of the total bonus target amount while our annual Adjusted EBITDA target carried a weight of 50% of the total bonus target amount.
15.	We reissue comment 35 of our letter dated October 8, 2009. In light of your response to comment 33 of our letter dated October 8, 2009, please disclose the actual Adjusted EBITDA performance the Spring Season and Fall Season of fiscal 2008.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 76 to provide the actual Adjusted EBITDA performance for each of the Spring and Fall selling seasons.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Back Cover Page of Prospectus
16.	We note your graphic in the outside back cover page of the prospectus, stating that “rue21 is one of the fastest growing specialty retailers in the industry...,” Please provide a basis for this statement or remove.
     Response: Based upon the Staff’s comment, the Company has removed the statement regarding the Company’s growth on the inside back cover page of the prospectus.
* * *
     Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely, /s/ Joshua N. Korff Joshua N. Korff KIRKLAND & ELLIS LLP

cc:	Robert N. Fisch Keith A. McDonough rue21, inc.

William F. Gorin Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP